UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CBTX, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

12481V104

(CUSIP Number)

Joe E. Penland, Sr.

6550 Tram Road, Beaumont, TX  77713

Telephone: (409) 898-1170

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 12481V104

1.	Names of Reporting Persons Joe E. Penland, Sr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) — PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 344,389

	8.	Shared Voting Power 915,306

	9.	Sole Dispositive Power 344,389

	10.	Shared Dispositive Power 915,306

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,259,695

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.0%*

14.	Type of Reporting Person (See Instructions) IN

*  Percentage based on 25,159,122 shares of common stock issued and outstanding (including 236,433 shares of unvested restricted common stock).

CUSIP No.: 12481V104

1.	Names of Reporting Persons Tram Road Partners, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) — WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 724,636

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 724,636

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 724,636

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.9%*

14.	Type of Reporting Person (See Instructions) PN

*  Percentage based on 25,159,122 shares of common stock issued and outstanding (including 236,433 shares of unvested restricted common stock).

CUSIP No.: 12481V104

1.	Names of Reporting Persons Penland Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 190,670

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 190,670

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 190,670

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.8%*

14.	Type of Reporting Person (See Instructions) OO

*  Percentage based on 25,159,122 shares of common stock issued and outstanding (including 236,433 shares of unvested restricted common stock).

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.01 per share (“Common Stock”), of CBTX, Inc., a Texas corporation (“Issuer”). The principal executive office of the Issuer is 9 Greenway Plaza, Suite 110, Houston, TX  77046.

Item 2.	Identity and Background

(a)          This statement is being filed on behalf of Joe E. Penland, Sr. (“Penland”), Tram Road Partners, LP (the “Partnership”), and the Penland Foundation (collectively, the “Reporting Persons”).

(b)          The business address of the Reporting Persons is: 6550 Tram Road, Beaumont, TX  77713.

(c)          Penland is a member of the board of directors of the Issuer.  Penland founded Quality Mat Company and served as its President from 1974 until August of 2019 when he assumed the title of Chief Executive Officer.  Penland is the manager and member of Tram Road Managers, LLC, a Texas limited liability company (“TRM LLC”), which is the general partner of Tram Road Partners, LP, a Texas limited partnership.  Penland is a trustee of the Penland Foundation, a Texas 501(c)(3) corporation, together with his wife, Linda Penland, and Joe Vernon. Mrs. Penland is retired and involved in philanthropic activities.  The present principal occupation of Mr. Vernon is a certified public accountant with Mazur & Vernon and he serves as its managing partner, the address of which is 1234 Boston Avenue, Nederland, Texas 77627. The addresses of the trustees of the Penland Foundation, in such capacity, and TRM LLC are the same as the business address of the Reporting Persons.

(d)         During the past five years, none of the Reporting Persons, TRM LLC and the other trustees of the Penland Foundation, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the past five years, none of the Reporting Persons, TRM LLC, and the other trustees of the Penland Foundation have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

(f)           Penland and the other trustees of the Penland Foundation are citizens of the United States of America.  The Penland Foundation, the Partnership, and TRM LLC are organized in Texas.

Item 3.	Source and Amount of Funds or Other Consideration

As of November 7, 2017, the date of the Issuer’s initial public offering, Penland owned 331,364 shares of Common Stock directly and had beneficial ownership of (i) 160,000 shares of Common Stock held by the Penland Foundation and (ii) 724,636 shares of Common Stock through Tram Road Partners, LP.

On November 15, 2017, Penland was granted 3,330 shares of Common Stock that vested subject to his continued service as a director of the Issuer (“Restricted Stock”).

On November 20, 2018, the Penland Foundation purchased 30,670 shares of Common Stock with available funds.

On October 30, 2019, Penland purchased 5,495 shares of Common Stock and on October 31, 2019, he purchased 4,200 shares of Common Stock with his personal funds.

Item 4.	Purpose of Transaction

Penland became the beneficial owner of more than 5% of the Common Stock as a result of his purchase on October 31, 2019 of 4,200 shares of Common Stock. Penland purchased the Common Stock for investment purposes. Each of the Reporting Persons holds the Common Stock for investment purposes.

The Reporting Persons may, from time to time, acquire additional Common Stock using personal funds (in the case of Penland) or working capital (in the case of the Penland Foundation or the Partnership) through a broker and/or privately negotiated transactions or dispose of Common Stock.

Penland does not have, in his capacity as a beneficial owner (not in his capacity as a director of the Issuer or CommunityBank of Texas, N.A., the wholly owned subsidiary of the Issuer), and the other Reporting Persons do not have, any plans or proposals, at present, that relate to or would result in:

(a)         The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)         An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)          A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)         Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)          Any material change in the present capitalization or dividend policy of the issuer;

(f)           Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)          Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)         Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)             A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)         As of October 31, 2019, Penland owned directly 342,724 shares of Common Stock and held 1,665 shares of Restricted Stock that will vest on November 15, 2019 and had beneficial ownership of (i) 190,670 shares of Common Stock held by the Penland Foundation and (ii) 724,636 shares of Common Stock through the Partnership.

Penland’s total beneficial ownership as of October 31, 2019 was 1,259,695 shares, which represents 5.0% of outstanding Common Stock. The Penland Foundation’s beneficial ownership represents 0.8% of the outstanding Common Stock.  The Partnership’s beneficial ownership represents 2.9% of the Common Stock.

(b)         Penland has sole voting and dispositive power over 344,389 shares of Common Stock and shared voting and dispositive power over 915,306 shares of Common Stock.

See Item 2 and Rows (7) through (13) on the cover page for each Reporting Person above for information on the Penland Foundation and the Partnership with respect to each Reporting Person’s shared voting and dispositive power over the Common Stock.

(c)          On October 30, 2019, Penland purchased 5,495 shares of Common Stock in an open market transaction at a price of $28.42 per share.  On October 31, 2019, Penland purchased 4,200 shares of Common Stock in an open market transaction at a price of $28.41 per share. On November 15, 2019, 1,665 shares of Restricted Stock will vest and the vested shares of Common Stock will be owned directly by Penland.

Except as set forth in the Schedule 13D, there have been no other reportable transactions by the Reporting Person with respect to the Common Stock.

Except as set forth herein and with respect to the Penland Foundation and the Partnership, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of any Common Stock beneficially owned by the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
There are no contracts, arrangements, understandings or relations with the Reporting Persons, the trustees of the Penland Foundation, or TRM LLC and other person with respect to the Common Stock.

Item 7.	Material to be Filed as Exhibits
The following documents are filed as exhibits:

Exhibit No.	Description
99.1	Joint Filing Agreement.*

*Filed herewith

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Joe E. Penland, Sr.
Name: Joe E. Penland, Sr.
Date: November 8, 2019

Penland Foundation
/s/ Joe E. Penland, Sr.
Name: Joe E. Penland, Sr.
Title: Trustee
Date: November 8, 2019

Tram Road Partners, LP
By: Tram Road Managers, LLC, as general partner
/s/ Joe E. Penland, Sr.
Name: Joe E. Penland, Sr.
Title: Manager
Date: November 8, 2019